TEMBEC INC.
(The "Company")

GENERAL BY-LAWS OF THE COMPANY

INTERPRETATION		22.	Executive committee
1.	Definitions of the by-laws	23.	Committees of directors
2.	Definitions of the Act	24.	Advisory committees
3.	Rules of interpretation
4.	Discretion	OFFICERS
5.	Adoption of by-laws	25.	Officers of the Company
6.	Titles	26.	Elected officers
		27.	Appointed officers
HEAD OFFICE		28.	Remuneration and removal
7.		29.	Duties may be delegated
		30.	Chairman of the Board
SEAL		31.	The President
8.		32.	The Vice-President
		33.	The Secretary
DIRECTORS		34.	The Treasurer
9.	Number and quorum	35.	The Assistant-Secretary and the Assistant-Treasurer
10.	Powers	36.	Vacancies
11.	Qualifications
12.	Term of office
13.	Vacation of office	SHAREHOLDERS
14.	Election	37.	Annual meeting
15.	Meetings of directors	38.	Special meetings
16.	Waiver of notice of an absent director	39.	Notice
17.	Remuneration	40.	Omission, non-receipt and irregularities of notice
18.	Submission of contracts or transactions for approval	41.	Persons entitled to be present
19.	Disclosure by directors and officers	42.	Quorum
20.	Liability	43.	Right to vote
21.	Indemnity	44.	Show of hands
		45.	Polls

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46.	Casting vote	67.	Persons becoming entitled by
47.	Chairman		operation of law
48.	Joint shareholders	68.	Deceased shareholders
49.	Adjournment	69.	Signature to notice
50.	Resolution in lieu of meeting	70.	Computation of time
51.	Proxies	71.	Proof of service
52.	Closing transfer books or fixing record date
		BANK ACCOUNTS, CHEQUES, DRAFTS AND NOTES
53.	Scrutineers
		72.
SHARES AND TRANSFERS
54.	Allotment	EXECUTION OF INSTRUMENTS
55.	Certificates	73.
56.	Calls
57.	Transfer agents and registrars	CUSTODY OF SECURITIES
58.	Transfers	75.
59.	Lost, defaced or destroyed
	certificates	DECLARATIONS
		76.
DIVIDENDS
60.	Declaration of dividends	FISCAL YEAR, AUDITOR
61.	Joint holding of share	77.	Fiscal year
		78.	Auditor
RESERVE FUND
62.		COMING INTO FORCE
		79.
VOTING SHARES AND SECURITIES IN OTHER COMPANIES
63.

INSPECTION OF BOOKS BY SHAREHOLDERS
64.

NOTICES
65.	Service
66.	Shares registered in more than one (1) name

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TEMBEC INC.

The ("Company")

GENERAL BY-LAWS OF THE COMPANY

BY-LAW NO. 18

BE ENACTED AND IT IS HEREBY ENACTED as a by-law of the Company that:

INTERPRETATION

1.           DEFINITIONS OF THE BY-LAWS. Unless there exists an express provision which contradicts the following definitions or unless the context otherwise requires, the expression:

"Act" designates the "Companies Act", L.R.Q. 1977, c. C-38, as amended by "An Act to Amend the Companies Act and Other Legislation", L.Q. 1979, c. 31, and by any subsequent amendment, including any act that may replace it;

"articles" designates the articles of the Company, including any amendment to the said articles;

"Board" or "Board of Directors" designates all the directors of the Company;

"by-laws" designates the present by-laws as well as any other by-law actually in force and includes any amendment to the said by-laws;

"directors" designates the Board of Directors and includes a single director;

"officer" designates the Chairman of the Board, the President, the Vice-President(s), the Secretary, the Treasurer, the Assistant-Secretary or the Assistant-Treasurer, or such officers as the Board of Directors may by resolution determine.

2.          DEFINITIONS OF THE ACT. Subject to the preceding definitions, those given by the Act apply to the terms found in the by-laws.

3.          RULES OF INTERPRETATION. In all by-laws of the Company, where the context so requires or permits, the singular shall include the plural and vice versa, the masculine shall include the feminine and vice versa, and the word "person" shall include corporations, partnerships and firms or enterprises not incorporated.

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4.         DISCRETION. Unless otherwise provided, where the by-laws confer a discretionary authority upon the directors, the latter may exercise such powers by mere resolution, in the manner and when they deem best in the interests of the Company.

5.         ADOPTION OF BY-LAWS. The directors may adopt any by-law not contrary to the Act or the articles of the Company, and they may, subject to the Act, revoke, amend or reinstate any by-law of the Company.

6.         TITLES. Titles heading the by-laws serve merely as references and should not be construed as being indicative of the interpretation of terms or provisions found in such by-laws.

            HEAD OFFICE

7.         The head office of the Company is situated in judicial district of the Province of Quebec as shown in the articles of the Company, at the address indicated in the notice sent to the director entrusted with the administration of Part 1A of the Act, together with the articles.

            The directors may, by resolution, change the address of the head office of the Company, within the judicial district indicated in its articles. The Company may also transfer its head office to another judicial district by amending its articles, and such amendment becomes effective on the date appearing on the certificate of amendment.

            SEAL

8.         The Company is not required to hold a corporate seal, and the absence of such seal on properly executed documents does not render the latter null. The Company may, nevertheless, hold one or more corporate seals. If such is the case, the corporate seal of the Company shall have inscribed thereon the words "TEMBEC INC." and the year of incorporation of the Company, or such other inscription as the directors may, by resolution, determine from time to time.

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            DIRECTORS

9.         NUMBER AND QUORUM. The Board of Directors shall be entitled from time to time, to fix by resolution the number of directors within the minimum and maximum numbers indicated in the articles of the Company. The directors shall determine the quorum for the meetings of the Board of Directors, but until otherwise determined, simple majority of the directors in office constitutes a quorum. This quorum must be maintained throughout the meeting of the Board of Directors. The continuing directors may act notwithstanding any vacancy in their number.

10.         POWERS. Subject to the Act, the Board of Directors shall have full power and authority to manage and control the affairs and business of the Company.

11.         QUALIFICATIONS. Subject to the articles, a director is not required to hold shares issued by the Company, nor is he required to be a resident of Canada or of the Province of Quebec. Any individual may be a director of the Company, with the exception of the following individuals:

a)         those who are less than eighteen (18) years of age;

b)         those who are interdicted;

c)         those of unsound mind who have been so found by a court in another province or country; and

d)         those who are undischarged bankrupts.

12.         TERM OF OFFICE. Subject to the following, the directors shall hold office from the date of the meeting at which they are elected or appointed until the following annual meeting of the shareholders or until their successors are elected or appointed. So long as a quorum of directors remains in office, any vacancies from time to time occurring in the Board of Directors may be filled by such directors as remain in office. A person appointed by such directors as remain in office, to fill a vacancy in the Board of Directors, shall hold office for the balance of the unexpired term of the vacating director.

13.         VACATION OF OFFICE. The office of a director shall ipso facto be vacated:

a)         if he becomes bankrupt or suspends payment or compounds with his creditors or makes a proposal or makes an authorised assignment of his assets or is declared insolvent;

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b)         if he is found to be a mentally incompetent person, becomes of unsound mind or is interdicted;

c)         if by notice in writing to the Company he resigns his office of director and such resignation is accepted;

d)         if removed at a special meeting of the shareholders called for this purpose as hereinafter provided;

e)         if he dies.

            If a director resigns by notice in writing to the Company, such resignation shall be effective at the time of its acceptance by the remaining directors at any directors' meeting, and such resigning director shall cease to hold office from the time of such acceptance, making it possible for the remaining directors to appoint at such meeting a replacement for the retiring director in accordance with the provisions of the Act.

            Subject to the articles, a director may be removed from office, with or without cause, by a resolution adopted by a simple majority of the shareholders having a right to elect the said director, at a special meeting of shareholders called for this purpose. A director must receive the same notice as the shareholders of a meeting held for the purpose of removing him from office. He is entitled to attend such meeting and be heard or to submit to the shareholders a written statement, the latter being read by the chairman of the meeting, disclosing the reasons why he opposes such resolution.

14.         ELECTION. Election of directors shall not necessarily be by ballot unless demanded. The whole Board of Directors shall be elected at each annual meeting and retiring directors shall be eligible for re-election if otherwise qualified. A retiring director shall retain office until the dissolution or adjournment of the meeting at which his successor is elected.

15.         MEETINGS OF DIRECTORS. Meetings of the Board of Directors may be held at such place as the directors may from time to time by resolution decide. Such meetings may be held at any time without formal notice being given if all the directors are present, or if a quorum is present and those directors who are absent have signified either before, during or after the meeting of directors, their consent in writing, or by telegraphing or by any other form of transmitted or recorded message, to the holding of a meeting in their absence, and any resolution passed, or proceeding had, or action taken at such meeting shall be as valid and effectual as if it

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had been passed at or taken at a meeting duly called and constituted and any minutes of any such meeting signed by all the directors shall be as valid as if such meeting had been duly called and held.

            The President or a Vice-President, or any two (2) directors may at any time, and the Secretary by the direction of the President or a Vice-President, or any two (2) directors, shall convene a meeting of directors. Notice of such meeting shall be delivered or mailed or telegraphed or sent by any other form of transmitted or recorded message to each director at least two (2) days (exclusive of the day on which the notice is delivered or mailed or telegraphed or sent by inclusive of the day for which notice is given) before the meeting is to take place.

            Any irregularity in any meeting or the notice thereof may be waived by any director by following the provisions of the first paragraph of the present article mutatis mutandis.

            When, in the opinion of the President of the Company, the calling of a meeting of the Board of Directors is a matter of urgency, he may call such meeting by telephone or telegraph at least twenty-four (24) hours before the said meeting. Such notice is deemed sufficient, as to the validity of such meeting.

            After the election of directors at a general meeting, for the first meeting of the Board of Directors to be held immediately following such meeting, or in the case of a director elected to fill a vacancy on the Board, for the meeting at which the election is made, no notice of such meeting shall be necessary to the newly elected director of directors in order to constitute the meeting legally, provided a quorum of directors be present.

            The Board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of regular meetings of the Board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

            Subject to the present by-laws, each director is entitled to one (1) vote. Any matter presented to the Board of Directors shall be decided by the affirmative vote of at least a simple majority of the directors voting. Voting shall be held by a show of hands, unless the chairman of the meeting or a director demands a ballot. If a ballot is demanded, the secretary of the meeting serves as scrutineer, and counts the ballots. Voting by proxy is not permitted at any meeting of directors.

            Given the consent of all the directors of the Company, a director may participate

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at a meeting of the Board of Directors by means of a telephone or other means of communication which would enable all persons participating at the meeting to hear each other. Such consent may be given before, during or after such meeting. A director who participates at a meeting by such means is deemed to be present.

            A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of the Board of Directors is as valid as if it had been passed at a meeting of the Board of Directors. A copy of such resolution is kept with the minutes of the proceedings of the Board of Directors.

            The chairman of the meeting of the Board of the Directors may, with the consent of the directors present, adjourn any such meeting to another date and place. The reconvening of any meeting so adjourned may take place without formal notice, provided a quorum is attained. If a quorum of directors exists at the adjourned meeting, the directors may hold the meeting in conformity with the modalities established before its adjournment. The directors constituting a quorum at the meeting so reconvened need not be the same persons who were present at the original meeting. If a quorum of directors does not exist at the commencement of the reconvened meeting, the meeting is deemed to have terminated at the adjournment of the original meeting.

16.         WAIVER OF NOTICE OF AN ABSENT DIRECTOR. Any director of the Company who may be resident either temporarily of permanently out of the Province of Quebec may file with the Secretary of the Company a written waiver of notice of any meeting of the directors being sent to him and may at any time withdraw such waiver, and until such waiver shall be withdrawn, no notice of meetings of directors shall be sent to such directors, and any and all meetings of the directors of the Company, notice of which shall not have been given to such director, shall (provided a quorum of the directors be present) be valid and binding upon the Company.

17.         REMUNERATION. Unless otherwise provided in the articles or by-laws and subject to any agreement to the contrary, the remuneration to be paid to the directors shall be such remuneration as the Board shall from time to time determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from Board, committee and shareholders' meetings and any other expenses properly incurred by them in connection with the affairs of the Company or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time. The directors may by resolution award special remuneration to any director or officer of the Company undertaking any special mission on behalf of the Company other than routine work

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ordinarily required of such director or officer of the Company. Any remuneration payable to a director who is also an officer or employee of the Company, or who is counsel or solicitor to the Company, or otherwise serves it in a professional capacity, shall be in addition to his salary as such officer or employee or to his professional fees as the case may be.

18.         SUBMISSION OF CONTRACTS OR TRANSACTIONS FOR APPROVAL. Subject to the Act, any contract, act or transaction may in the discretion of the Board of Directors be submitted for approval or ratification to any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved or ratified by a resolution passed by a majority of the votes cast at any such meeting shall be as valid and as binding upon the Company and upon all the shareholders as though it had been approved or ratified by every shareholders of the Company.

19.         DISCLOSURE BY DIRECTORS AND OFFICERS. The Company may enter into contracts or transact business with one or more of its directors or officers, or with the companies, corporations, partnerships or associations, of which one or more of its directors or officers are shareholders, directors, officers or employees, and no such contract or transaction shall be void, voidable or in any way affected by the fact that such director(s) or officer(s) have or may have interests contrary to those of the Company, or by the fact that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors that authorised the contract or transaction, provided however that the director or officer declared his interest in accordance with the following provisions.

            It is the duty of a director or of an officer of the Company who is interested as aforesaid, or who is in any way, whether directly or indirectly, interested in a contract, transaction or proposed contract or transaction with the Company, to disclose his interest as hereunder provided, either in writing or by requesting to have entered in the minutes of meetings of directors, the nature and extent of his interest.

            In the case of a proposed contract or transaction, the disclosure required by this article to be made by a director shall be made at the meeting of directors at which the question of entering into the contract or transaction is first taken into consideration, or, if the director is not at the date of that meeting interested in the proposed contract or transaction, at the first meeting of directors held after he becomes so interested, and, in the case where the director becomes interested in a contract or transaction after it is made, the said disclosure shall be made at the first meeting of directors held after the director becomes so interested. In the case of a person who is interested in a contract or transaction, who, later, becomes a director, the disclosure shall

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be made at the first meeting after he becomes a director.

            The disclosure required by this article to be made by an officer who is not a director shall be made forthwith after he becomes aware that the contract, transaction or proposed contract or transaction is to be considered or has been considered at a meeting of directors, or if the officer becomes interested after a contract or transaction is made, forthwith after he becomes so interested; or, if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

            If a contract, transaction or proposed contract or transaction is one that, in the ordinary course of the Company's business, would not require approval by the directors or shareholders, a director or officer shall disclose in writing to the Company or request to have entered in the minutes of a meetings of directors the nature and extent of his interest forthwith after the director becomes aware of the contract, transaction or proposed contract or transaction.

            A general notice that a director or an officer is a member of any specified partnership, association, enterprise, company or corporation and is to be regarded as interested in any subsequent contract or transaction with such partnership, association, enterprise, company or corporation shall be sufficient disclosure under the preceding paragraphs of this article and after such general notice, it shall not be necessary to give any special notice relating to any particular contract or transaction with such partnership, association, enterprise, company or corporation.

            No director shall vote in respect of any contract, transaction or proposed contract or transaction in which he is so interested as aforesaid and if he does so vote, his vote shall not be counted, but this prohibition does not apply:

i.      in the case of any contract or transaction by or on behalf of the Company to give to the directors or any of them, security for advances or by way of indemnity;

ii.    in the case of any contract or transaction between the Company and any other company where the interests of the directors in the last mentioned company consists solely of his being a director or officer of such last mentioned company, and the holder of not more than the number of shares in such last mentioned company requisite to qualify him as a director; or

iii.    in the case of any contract or transaction between the Company and any affiliated company; or

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iv.   in the case of any contract or transaction relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate.

20.         LIABILITY. When a director registers his dissent in accordance with the Act, or when he does not participate in a decision, he is not liable for such decision. A director absent from a meeting of the Board or of the executive committee is presumed not to have approved a resolution or participated in a measure taken at that meeting.

21.         INDEMNITY. The directors, Secretary and other officers of the Company, and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors, administrators and successors respectively shall from time to time and at all times be indemnified and saved harmless out of the funds of the Company from and against all actions, costs, charges, losses, damages and expenses whatsoever which one or any of them, or any of their heirs, executors, administrators or successors shall or may incur or sustain in or about any action, suit or proceeding which is brought, commenced or prosecuted against him for or in respect of any act, matter or thing done, concurred in or omitted in or about the execution of their duty, or supposed duty, their respective offices or trusts.

The directors of the Company are hereby authorised from time to time to cause the Company to give indemnities to any director or other person who has undertaken or is about to undertake any liability on behalf of the Company or any company controlled by it and to secure such director or other person against loss by mortgage and charge upon the whole or any part of the moveable and immovable property of the Company by way of security and any action from time to time taken by the directors under this paragraph shall not require approval or confirmation by the shareholders.

No directors or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board of Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, to whom securities or effects shall be lodged or deposited or for any loss occasioned by any error or judgement or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own wilful act or default.

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            No act or proceeding of any director of the Board of Directors shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the qualification of such director or directors.

            Directors may rely upon the accuracy of any statement of report prepared by the Company's auditors and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting upon such statement or report.

22.         EXECUTIVE COMMITTEE. The Board of Directors, wherever it consist of more than six (6) directors, may from time to time elect from among its number an executive committee consisting of such number of members, not less than three (3), as the Board of Directors may by resolution determine. Each member of the executive committee shall serve during the pleasure of the Board and, in any event, only so long as he shall be a director. The Board of Directors may fill vacancies in the executive committee by election from among its number. If and whenever a vacancy shall exist in the executive committee, the remaining members may exercise all its powers so long as a quorum remains in office.

            Meetings of the executive committee may only be convened by order of the Chairman of the Board or of the President should, in the opinion of such Chairman of the Board or President, an urgent situation arise.

            The executive committee shall possess and may exercise (subject to any restrictions which the directors may from time to time impose) all the powers of the Board of Directors in the management and direction of the affairs of the Company (save and except only such acts as must by law be performed by the directors themselves or such acts requiring the approval of the shareholders) in such manner as the executive committee shall deem to be in the best interests of the Company, in all cases in which specific directions shall not have been given by the Board of Directors.

            Four (4) members of the executive committee shall constitute a quorum for the transaction of business at any meeting of the executive committee, unless otherwise determined by a resolution of the directors.

            The Chairman of the Board, or in his absence the President, shall preside at all meetings of the executive committee.

            Matters brought before the executive committee shall be decided by the

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unanimous vote of the members present, each member having one (1) vote. In the event there is no unanimous decision on a matter, such matter shall be referred to the Board of Directors.

            A member of the executive committee may participate at a meeting of the executive committee by means of a telephone or other means of communication which would enable all persons participating at the meeting to hear each other, provided all members of the executive committee be present. A member who participates at a meeting by such means is deemed to be present.

            The executive committee may from time to time seek financial or other expertise among the directors or others, as it may deem advisable.

            Meetings of the executive committee may be held at the head office of the Company or at any other place in or outside of Canada. The executive committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be submitted as soon as practicable to the Board of Directors.

            All decisions of the executive committee shall be subject to revision, alteration or rescission by the Board of Directors, provided the rights or interests of third parties are not prejudicially affected or invalidated thereby.

            A resolution in writing signed by all the members of the executive committee shall be as valid as if it had been adopted at a meeting of the committee. A copy of such resolution is kept with the minutes of the proceedings of the executive committee.

            Subject to the above and subject to any restrictions imposed from time to time by the Board of Directors, meetings of the executive committee shall be subject to the rules of procedure governing meetings of the Board of Directors mutatis mutandis.

23.         COMMITTEES OF DIRECTORS. The Board of Directors may, by resolution, appoint one or more committees of directors, consisting of such number of members, as the Board of Directors may by resolution determine. Each member of any such committee shall serve during the pleasure of the Board and, in any event, only so long as he shall be a director. The Board of Directors may from time to time remove from office any member of any such committee of directors. The Board of Directors may fill vacancies in any such committee by election from among its number. If and whenever a vacancy shall exist in any such committee, the remaining members may exercise all its powers so long as a quorum remains in office.

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        The Board of Directors may delegate to any such committee of directors any of the powers of the Board except those which, by law, a committee of directors has no authority to exercise.

        Unless otherwise determined by the Board, each such committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to fix its own rules of procedure from time to time.

        The powers of any such committee of directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of such committee.

        Meetings of any such committee may be held at the head office of the Company or at any other place in or outside Canada. Any such committee shall keep minutes of its meetings and of its resolutions in lieu thereof, in which shall be recorded all actions taken by it, which minutes and resolutions shall be submitted as soon as practicable to the Board of Directors.

24.         ADVISORY COMMITTEES. The Board may from time to time, by resolution, appoint such other committees as it may deem advisable, including an audit committee. The Board may appoint to such committees such number of directors and others as the Board of Directors may, by resolution, determine. However, such committees shall act merely in an advisory capacity.

OFFICERS

25.         OFFICERS OF THE COMPANY. The officers of the Company shall be a Chairman of the Board, a President, one or more Vice-President(s), a Secretary, and if deemed advisable, a Treasurer, an Assistant-Treasurer and an Assistant-Secretary and such other officers as the Board of Directors may from time to time by resolution determine.

26.         ELECTED OFFICERS. The Board of Directors at its first meeting after its election shall elect from among its own number a Chairman of the Board and a President. In default of such elections, the then incumbents shall hold office until their successors are elected. A vacancy occurring from time to time in such officers may be filled by the Board from among its members.

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27.         APPOINTED OFFICERS. The Board of Directors from time to time may appoint the above-mentioned officers other than the Chairman of the Board and the President and such other officers as the Board may determine. The officers so appointed may but need not be members of the Board of Directors. One person may hold more than one office.

28.         REMUNERATION AND REMOVAL. The Board of Directors may fix the remuneration to be paid to officers, agents, servants and employees of the Company and shall fix the remuneration of all officers elected or appointed by the Board. Any officer, agent, servant or employee of the Company may receive such remuneration as may be determined notwithstanding the fact that he is a director or shareholder of the Company. All officers in the absence of a written agreement to the contrary, shall be subject to removal by resolution of the Board at any time with or without cause.

29.         DUTIES MAY BE DELEGATED. In case of the absence or inability to act of the President, a Vice-President or of any other officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate all or any of the powers of such officer or to any director for the time being.

30.         CHAIRMAN OF THE BOARD. The Chairman of the Board (if any) shall, when present, preside at all meetings of the directors only. He shall have such other powers and duties as the Board may delegate to him from time to time, by resolution of the Board.

31.         THE PRESIDENT. The President shall be the Chief Executive Officer of the Company and he shall, when present, preside at all meetings of shareholders, and, in the absence of the Chairman of the Board, preside at all meetings of directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by the Board of Directors.

            He shall have full authority, subject to the authority of the Board of Directors, to manage and direct the business and affairs of the Company (except such matters and duties as by law must be transacted or performed by the Board of Directors or by the shareholders in general meeting) and to employ and discharge agents and employees of the Company. The Board of Directors may delegate to him any less power. The President may, but need not be known as Managing Director. He shall conform to all lawful orders given to him by the Board of Directors of the Company.

32.         THE VICE-PRESIDENT. The Vice-President, or if more than one, the vice-presidents in order of seniority (as determined by the Board) shall be vested with all the powers

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and shall perform all the duties of the President in the absence or disability of the President, save that, subject to article 47 of the present by-law, no Vice-President shall preside at a meeting of directors or of shareholders. If a Vice-President exercises any such duty or power, the absence or disability of the President shall be presumed with reference thereto. The Vice-President, or if more than one, the vice-presidents, shall also have such other powers and duties as may from time to time be assigned to him or them respectively by the Board.

33.         THE SECRETARY. The Secretary shall issue or cause to be issued notices for all meetings of the Board of Directors, shareholders and executive committee (if any) when directed so to do; have charge of the minute books of the Company, of the corporate seal (if any), and of the books and records referred to in the Act, all of which he shall deliver as and when instructed or authorised by resolution of the Board of Directors and not otherwise; sign with the President, any Vice-President, any director or other signing officer of officers of the Company, such instruments as may require his signature and shall perform such other duties as the terms of his engagement call for or as the Board of Directors may from time to time properly require of him.

34.         THE TREASURER. The Treasurer shall have the care and custody of all funds and securities of the Company and shall deposit the same in the name of the Company in such bank or banks or with such depositaries as the Board of Directors may direct. Unless otherwise provided by resolution of the directors, he shall sign all cheques, drafts, notes and orders for the payment of money and he shall pay out and dispose of the same under the direction of the Board of Directors. He shall at all reasonable times exhibit his books and accounts to any director of the Company upon application at the office of the Company during business hours. Unless otherwise provided by resolution of the Board of Directors, he shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office or that are properly required of him by the Board. He may be required to give such bond for the faithful performance of his duties as the Board of Directors in their uncontrolled discretion may require and no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Company to receive any indemnity thereby provided.

35.         THE ASSISTANT-SECRETARY AND THE ASSISTANT-TREASURER. The Assistant-Secretary (if any) and the Assistant-Treasurer (if any) or, if more than one, the Assistant-Secretaries and the Assistant-Treasurer, shall respectively perform all the duties of the Secretary and Treasurer, in the absence or disability of the Secretary or Treasurer, as the case may be. The Assistant-Secretary and the Assistant-Treasurer shall also have such powers and duties as may from time to time be assigned to them by the Board.

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36.         VACANCIES. If the offices of the President, the Vice-President or other office shall be or become vacant, the directors, by resolution duly passed at any meeting duly called and held, may elect or appoint an officer or any person qualified to fill such vacancy, or vacancies.

SHAREHOLDERS

37.         ANNUAL MEETING. The annual meeting of the shareholders shall be held at such place within the province on such day in each year as the Board of Directors may by resolution determine.

38.         SPECIAL MEETINGS. Other meetings of the shareholders, whether special or general, may be convened by the order of the President or a Vice-President of the Company or by the Board on their own motion or on requisition of shareholders as provided by the Act at any time and at any place.

39.         NOTICE. At least ten (10) days (exclusive of the day of sending but inclusive of the day for which notice is given) before the date of every meeting a written, printed or otherwise mechanically reproduced notice stating the day, hour and place of meeting and the general nature of the business to be transacted, shall be delivered either personally or sent by mail or other means of written communication in a wrapper or envelope, charges prepaid, to each shareholder entitled to such notice, directed to such address as appears on the books of the Company or is given by the shareholder to the Company for the purpose of notice, or, if no address be given, then to the last address of such shareholder known to the Secretary, or if no address be known, notice shall be deemed to have been given the shareholder if sent by mail or other means of written communication addressed to the place where the head office of the Company is situated; provided always that a meeting of the shareholders may be held for any purpose at any time and at any place within the province without notice if all the shareholders entitled to notice of such meeting are present in person, or represented thereat by proxy duly appointed, or if a quorum be present either in person or by proxy; and, if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any shareholder of the duly appointed proxy of any shareholder. No public advertisement or notice of shareholders' meetings, annual or special, shall be required. Any bylaw in lieu of confirmation at a general meeting of shareholders may be confirmed by the

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consent in writing of all the shareholders entitled to vote at such meeting.

40.         OMISSION, NON-RECEIPT AND IRREGULARITIES OF NOTICE. The accidental omission to give notice of any meeting, the non-receipt of any notice by any shareholder or shareholders of the irregularities of the notice, shall not invalidate any resolution passed or any proceedings taken at any meeting.

41.         PERSONS ENTITLED TO BE PRESENT. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and those who, although not entitled to vote, are entitled under the provisions of any statute of the Province of Quebec or in virtue of its articles, to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

42.         QUORUM. A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and holding or representing not less than twenty-five (25%) of the total number of issued shares of the Company having voting rights at such meeting.

43.         RIGHT TO VOTE. At each meeting of shareholders every shareholder shall be entitled to vote who is at the proper time entered in the books of the Company as the holder of one (1) or more shares carrying the right to vote at such meeting and who is not in arrears in respect of any call.

44.         SHOW OF HANDS. Every question submitted to any meeting of shareholders shall be decided in the first instance by a show of hands. Upon a show of hands every shareholders present in person and entitled to vote shall have one (1) vote, but a shareholder represented by proxy shall have no vote. After a show of hands the chairman may require, or any shareholder present in person or represented by proxy and entitled to vote, may demand a poll. Unless a poll be so required or demanded a declaration by the chairman of the meeting that a resolution has been carried or carried by a particular majority, or not carried, and an entry to that effect in the minutes of the proceedings at the meeting shall be sufficient evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against such resolution. A demand for a poll may be withdrawn at any time prior to the taking of the poll.

45.         POLLS. If a poll be required by the chairman of the meeting or be duly demanded by any shareholder and the demand be not withdrawn, a poll on the question shall be taken in such manner as the chairman of the meeting shall direct. Upon a poll each shareholder

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who is present in person or represented by proxy shall be entitled to one (1) vote for each share in respect of which he is entitled to vote at a meeting and the result of the poll on the question shall be the decision of the Company in annual or special general meeting, as the case may be.

46.         CASTING VOTE. In case of an equality of votes at any annual or special meeting either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

47.         CHAIRMAN. In the absence of the President for thirty (30) minutes after the time appointed for holding the meeting, the shareholders present shall choose one of their number to be chairman.

48.         JOINT SHAREHOLDERS. If shares are held jointly by two (2) or more persons, any one of them present at a meeting may, in the absence of the other or others, vote thereon, but if more than one (1) of them are present, or represented by proxy, they shall vote together on the shares jointly held.

49.         ADJOURNMENT. The chairman may, with the consent of any meeting, adjourn the same from time to time and no notice of such adjournment need be given to the shareholders except when a meeting is adjourned for thirty (30) days or more in which case, notice of the adjourned meeting shall be given as in the case of an ordinary meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

50.         RESOLUTION IN LIEU OF MEETING. A resolution in writing, signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders, is as valid as if it had been adopted at a meeting of the shareholders. A copy of such resolution is kept with the minutes of the proceedings of the shareholders.

51.         PROXIES. Votes may be given either personally or by proxy provided that the instrument appointing such proxy is filed with the Secretary of the Company before any vote is cast under its authority.

            The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a corporation, under the hand of an officer or attorney duly authorised, and shall cease to be valid after the expiration of one (1) year from its date.

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            An instrument appointing a proxy may be in the following form or in any other form of which the directors shall approve:

I, ................................................of .........................................................., shareholder of ......................................................................................., hereby appoint ..........................................................as my proxy to vote for me an on my behalf at the .......................................meeting of the Company, to be held on the .................... day of ............................., 19........, and at any adjournment thereof.

DATED this .......................day of ......................................, 19..............

___________________________________
Signature of the shareholder

            The directors may from time to time make regulations regarding the lodging of instruments appointing a proxy at a some place or places other than the place at which a meeting or adjournment meeting of shareholders is to be held and for particulars of such instruments to be sent by any form of transmitted or recorded message to the Company or any agent of the Company for the purpose of receiving such particulars before the meeting or adjourned meeting of the Company and that instruments appointing a proxy so lodged may be voted upon as though the instruments themselves had been filed with the Secretary of the Company and votes given in accordance with such regulations, shall be valid and shall be counted. Pending the making of such regulations, the chairman of any meeting of shareholders may, in his discretion, accept telegraphic or other form of transmitted or recorded communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder, notwithstanding that no instrument of proxy conferring such authority has been lodged with the Company, and any votes given in accordance with such telegraphic or other form of transmitted or recorded communication accepted by the chairman shall be valid and shall be counted.

52.         CLOSING TRANSFER BOOKS OR FIXING RECORD DATE. The Board of Directors upon declaring a dividend upon shares may direct that no entry of transfers shall be made in the books of the Company for a period of two (2) weeks immediately preceding the payment of such dividend and the payment of same shall be made to the shareholders of record on the date of closing such books; or in lieu of prohibiting the transfer of shares may fix a time in the future not exceeding forty (40) days preceding the date of any meeting of shareholders or the date fixed for the payment of any dividend or the making of any distribution or the delivery of

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evidences of any interests, or for the allotment of any rights, or when any change or conversion or exchange of shares shall go into effect as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive any such dividend or distribution or interests, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only such shareholders as shall be shareholders of record at the close of business on that date so fixed shall be entitled to such notice of, to attend and vote at, such meeting, or to receive such dividend, distribution, interests or allotment of rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the Company after any such record date is fixed as aforesaid.

53.         SCRUTINEERS. At each annual meeting, one (1) or more scrutineers may be appointed by a resolution of the meeting or by the chairman with the consent of the meeting to serve at the meeting or at all meetings of the shareholders to and including the next following annual meeting. Such scrutineers need not be shareholders of the Company. In the event that such scrutineer shall be absent at such meeting, or refuse or be unable to act, or if his office becomes vacant, the shareholders present in person or by proxy at any meeting may appoint scrutineers for that meeting.

SHARES AND TRANSFERS

54.         ALLOTMENT. Shares in the Company's capital stock including any shares created by Articles of Amendment shall be allotted at such times and in such manner and on such terms and conditions and to such persons or classes or persons as the directors may from time to time by resolution determine, subject always to the provisions, if any, of the articles.

55.         CERTIFICATES. Shares certificates, interim and definitive, and the blank endorsement thereon, if any, shall be in such form as the Board of Directors may by resolution approve, and such certificates may be under the seal of the Company, which seal may be an engraved or printed or otherwise mechanically reproduced facsimile of the seal of the Company. Such certificates shall be signed by the President, or a Vice-President, or a director and by the Secretary or an Assistant-Secretary (if any) holding office at the time of signing and notwithstanding any change in the persons holding said offices between the time of actual signing and the issuance of the certificate and notwithstanding that the President or Vice-President or such director or Secretary or Assistant-Secretary may not have held office at the date of the issuance of the certificate, certificates so signed shall be valid and binding upon the Company. The signature of the President, Vice-President, director and of the Secretary or an Assistant-Secretary may be printed, engraved or otherwise mechanically reproduced on the share

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certificate and such printed, engraved or otherwise mechanically reproduced signature shall for all purposes be deemed the signature of the President, or such Vice-President, or such director and of such Secretary or Assistant-Secretary; provided, however, that the signature of the Secretary or of an Assistant-Secretary may be printed, engraved or otherwise mechanically reproduced as aforesaid only upon certificates for shares of the class or classes respectively, if there shall be more than one (1) class of shares outstanding with respect to which the Board of Directors has appointed one (1) or more transfer agents and registrars, and such certificates shall bear a notation to the effect that they shall not be valid until countersigned by the transfer agent or registrar.

56.         CALLS. The Board of Directors may by resolution from time to time make such calls as they think fit upon the shareholders in respect of all amounts unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times, and each shareholder shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Board of Directors. A call may be made payable by instalments.

            Notice of any call and demand for payment shall be mailed five (5) days (including the date of mailing, but excluding the day appointed for payment) before the day appointed for payment specifying the time and place and the person to whom payment is to be made. Every call shall be payable within the time and in the manner specified in the resolution making the call and in default of such specification shall be payable at the Company's head office on the expiration of five (5) days from the mailing of the notice of call. If the sum payable in respect of any call be not paid on or before the day appointed for payment thereof the holder for the time being of the shares in respect of which such call shall have been made shall pay interest on the same at the rate of six per cent (6%) per annum from the day appointed for payment thereof to the time of actual payment or at such other rate as the directors may determine. Before the time for payment the directors may, by notice in writing to the shareholders, revoke the call or extend the time for payment.

57.         TRANSFER AGENTS AND REGISTRARS. The directors may from time to time by resolution appoint, or remove one (1) or more transfer agents and registrars (who may, but need not, be the same individual or company) for one (1) or more classes of shares of the Company and may provide for the transfer of one (1) or more classes of shares of the Company in one (1) or more places and may provide that shares shall be interchangeably transferable or otherwise and such transfer agents and registrars shall keep all necessary books of the Company for registering and transferring the classes of shares of the Company with respect to which the Board of Directors has appointed a transfer agent and registrar and share certificates for such

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classes of shares issued by the Company shall be countersigned by or on behalf of one (1) of the said transfer agents or registrars, if any. No transfer of any such class(es) of shares shall be valid unless entered in the books of the Company kept by such transfer agent, if any.

58.         TRANSFERS. Subject to the provisions of the Act and of the articles, all transfers of shares shall be made either in person or by attorney only on the books of the Company kept for that purpose. No transfer shall be recorded unless or until the certificate representing the shares to be transferred has been surrendered and cancelled.

59.         LOST, DEFACED OR DESTROYED CERTIFICATES. In the case of the loss, defacement or destruction of a certificate for shares held by a shareholder, the fact of such loss, defacement or destruction shall be reported by such shareholder to the Company or the transfer agent (if any) with such evidence in the form of his statement verified by oath or statutory declaration or other evidence as the directors may require as to the loss, defacement or destruction and the circumstances attending the same and with his request for the issuance of a new certificate to replace the one so lost, defaced or destroyed. Upon the giving to the Company (or if there be one or more transfer agents and registrars then to the Company and such transfer agents and registrars) of such security (if any) as may be required by the Board of Directors (or by the transfer agents and registrars, if any) in such form as is approved by the solicitors of the Company, indemnifying the Company (and its transfer agents and registrars, if any) against all loss, damage or expense to which the Company and/or the transfer agents and registrars, if any, may be put by reason of the issuing of a new certificate to the said shareholder, a new certificate may be issued to take the place of the one lost, defaced or destroyed, if such issuance is ordered by the President, or a Vice-President, or Secretary, or Treasurer of the Company for the time being or by the Board of Directors.

            DIVIDENDS

60.         DECLARATION OF DIVIDENDS. The directors may from time to time by resolution declare dividends and pay the same out of the funds of the Company available for that purpose.

61.         JOINT HOLDING OF SHARE. In case several persons are registered as the joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends and/or redemption payments on redemption of shares (if any) subject to redemption in respect of such shares.

            RESERVE FUNDS

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62.         The directors may from time to time set aside such sums as they deem fit as a reserve fund or funds to meet contingencies for equalising dividends, for special dividends, for repairing, improving and maintaining any of the property of the company, replacing wasting assets or forming an insurance fund and for such other purposes as the directors shall in their absolute discretion think conducive to the interests of the Company and may invest the several sums so set aside in such investments (other than shares of this Company) as they may think fit and from time to time deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company and may divide the reserve fund in to such special funds as they may think fit with full power to employ the assets constituting the reserve fund in the business of the Company without being bound to keep the same separate from other assets.

            The directors may also carry forward to the accounts of the succeeding year or years any profit or balance of profit which they shall not think fit to divide or to place in reserve.

            The directors may from time to time in their discretion increase, reduce or abolish any reserve fund in whole or in part and may transfer the whole or any part of any reserve fund to surplus.

            VOTING SHARES AND SECURITIES IN OTHER COMPANIES

63         All of the shares or other securities carrying voting rights of any other company or companies held from time to time by this Company, may be voted at any and all meetings of shareholders, bondholders, debentureholders, debenture stockholders or holders of other securities (as the case may be) of such other company or companies and in such manner andby such person or persons as the Board of Directors of this Company shall from time to time determine. In the absence of action by the Board the proper signing officers of the Company may also from time to time execute and deliver for and on behalf of the Company instruments of proxy and arrange for the issuance of voting certificates and other evidence of right to vote in such names as they may determine.

            INSPECTION OF BOOKS BY SHAREHOLDERS

64.         The directors may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorised by the Board of Directors.

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            NOTICES

65.         SERVICES. Any notice may be given by the Company to any director, officer or shareholder either personally or by sending it by mail or telegraph or other means of transmittal, charges prepaid, addressed to such director, officer or shareholder at his address as the same appears in the books of the Company or given by the shareholder to the company for the purpose of notice, or, if no address be given therein, to the last address of such director, officer or shareholder known to the Secretary, or if no address be known to the Secretary, notice shall be deemed to have been given such director, officer or shareholder if sent by mail or telegraph or other means of transmittal addressed to the place where the head office of the Company is situated. With respect to every notice sent as aforesaid it shall be sufficient to prove that the notice was properly addressed and put into the post office or into a letter box or sent by other means. A notice or other document so served shall be deemed to be served at the time when the same was deposited in a post office or public letter box or sent by other means as aforesaid.

            Any director, officer or shareholder may at any time waive any notice required to be given under these by-laws.

66.         SHARES REGISTERED IN MORE THAN ONE (1) NAME. All notices with respect to any shares registered in more than one (1) name shall be given to whichever of such persons is named first in the books of the Company in respect of such joint holding and notice so given shall be sufficient notice to all the holders of such shares.

67.         PERSONS BECOMING ENTITLED BY OPERATION OF LAW. Every person who by operation of law, transfer, or by any other means whatsoever shall become entitled to any share or shares, shall be bound by every notice in respect of such share or shares which, previously to his name and address being entered on the books of the Company, shall be duly given to the person whom he derives his title to such share or shares.

68.         DECEASED SHAREHOLDERS. Any notice or document delivered or sent or left at the address of any shareholder as aforesaid shall, notwithstanding such shareholder be then deceased and whether or not the Company have notice of his decease, be deemed to have been duly served in respect of the shares, whether held solely or with other persons by such shareholder, until some other person be entered in his stead in the books of the Company as the holder or one (1) of the holders thereof, and such service shall for all purposes be deemed sufficient service of such notice or document on his heirs, executors or administrators, and on all persons, if any, interested with him in such shares.

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69.         SIGNATURE TO NOTICE. The signature to any notice to be given by the Company may be written, stamped, typewritten otherwise mechanically reproduced or partly written, stamped, typewritten or otherwise mechanically reproduced.

70.         COMPUTATION OF TIME. Where a given number of days' notice or notice extending over any period is required to be given, the day of service or posting or otherwise sending the notice shall be excluded unless it is otherwise provided, and the day for which notice is given shall be included in such number of days or other period.

71.         PROOF OF SERVICE. A certificate of the Secretary or other duly authorised officer of the Company in office at the time of the making of the certificate, or of any agent of the Company as to facts in relation to the mailing or delivery or sending of any notice to any shareholder, director or officer or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director or officer of the Company, as the case may be.

            BANK ACCOUNTS, CHEQUES, DRAFTS AND NOTES

72.         The Company's bank accounts shall be kept in such chartered bank, trust company or other firm or corporation carrying on a banking business as the Board of Directors may by resolution from time to time determine.

            Cheques on the bank accounts, drafts drawn or accepted by the Company, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the Board of Directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Company's name.

            EXECUTION OF INSTRUMENTS

73.         The President or a Vice-President or any director, together with the Secretary or Assistant-Secretary or any other director, shall have authority to sign in the name and on behalf of the Company all instruments in writing and any instruments in writing so signed shall be binding upon the Company without any further authorisation or formality. The Board of Directors shall have power from time to time by resolution to appoint any other officer or

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officers or any person or persons on behalf of the Company either to sign instruments in writing generally or to sign specific instruments in writing.

            The corporate seal, if any, may, when required and otherwise if so desired, be affixed to any instruments in writing.

            The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments or property (real or personal, immovable), payment of money or other obligations, conveyances, transfers, and assignments of shares, stocks, bonds, debentures or other securities and all paper writing.

            INVESTMENTS

74.         In particular, without limiting the generality of the foregoing, the President, a Vice-President or any director and the Secretary or an Assistant-Secretary (if any) or any other director shall have authority on behalf of the Company to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Company and to sign and execute all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

            CUSTODY OF SECURITIES

75.         The directors may from time to time by resolution provide for the deposit and custody of securities of the Company.

            All shares certificates, bonds, debentures, debenture stock certificates, notes or other obligations or securities belonging to the Company, may be issued or held in the name of a nominee or nominees of the Company (and if issued or held in the name or more than one (1) nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfers to be completed and registration to be effected.

            DECLARATIONS

76.         The Chairman of the Board, the President, any Vice-President, the Secretary, the

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Treasurer, their assistants, the General Manager, the accountant and all directors, officers or other agents of the Company authorised to act for and in the name of the Company, or other persons authorised by the Chairman of the Board, the President, any Vice-President, the Secretary, or the Treasurer are respectively authorised to appear and to answer for the Company with respect to all writs, orders, interrogatories upon articulated facts, issued by any court; to answer in the name of the Company with respect to any seizure by garnishment in which the Company is garnishee and to make any affidavit or sworn declaration relating to such seizure or to any proceedings to which the Company is made a party; to make demands of abandonment or petitions for wing-up or sequestration orders against any debtors of the Company; to attend and vote at any meeting of the creditors of the debtors for the Company; to grant proxies and to undertake, with respect to those proceedings, any action they deem best in the interest of the Company.

            FISCAL YEAR, AUDITOR

77.         FISCAL YEAR. The fiscal year of the Company shall terminate on the 30th day of September in each year or on such other date as the directors may from time to time by resolution determine.

78.         AUDITOR. The shareholders appoint an auditor at each annual meeting of the shareholders. The remuneration of the auditor is fixed by the directors or by the President if such power has been delegated to him by the directors. Directors, officers or representatives of the Company are not permitted to hold office of auditor. Should the auditor cease for any reason to perform his duties prior to the expiration of his term, the directors may appoint a successor who shall hold office for the unexpired portion of his predecessor's term. The shareholders of the Company may appoint more than one (1) auditor and may demand periodic audits.

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